Exhibit 21.1



                               ECKERD CORPORATION
                           Subsidiaries of the Company


         At February 3, 1996, Eckerd Corporation, incorporated in the State of Delaware, had eight wholly-owned subsidiaries, which are included in the consolidated financial statements of the Company. The names of the eight subsidiaries have been omitted because these unnamed subsidiaries, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary.